UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the six month period ended September 30, 2017

Registration No. 001-38208

Dragon Victory International Limited

Suite B1-901, No.198, Qidi Road,
Xiaoshan District, Hangzhou, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

For the six-month period ended September 30, 2017, Dragon Victory International Limited prepared its half-year report under United States generally accepted accounting principles (U.S. GAAP). This half-year report includes the financial statements and notes is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Item 1: Interim Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets for the six months ended September 30, 2017

Consolidated Statements of Operations and Comprehensive Income for the six months ended September 30, 2017

Consolidated Statements of Cash Flows for the six months ended September 30, 2017

Consolidated Statements of Stockholder’s Equity for the six months ended September 30, 2017

Notes to Consolidated Financial Statements for the six months ended September 30, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited
Date: January 17, 2018
	By:	/s/ Xiaohua Gu
		Name:	Xiaohua Gu
		Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Half-Year Report for the Half-Year Period Ended September 30, 2017

99.2	Press Release dated January 17, 2018

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Definition

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